Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48 Tel. exchange: (48 76) 747 82 00
59-301 Lubin, Poland Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	9 December 2009	*No of sheets:*	*6*

Current report 43/2009

The Management Board of KGHM Polska Miedź S.A. hereby provides the contents of the resolutions passed by the Extraordinary General Meeting on 9 December 2009.

Resolution No. 1/2009
of the Extraordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 9 December 2009

regarding: election of the Chairman of the Extraordinary General Meeting.

On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 sec. 1 of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin and § 5 sec. 3 of the Regulations of the General Meeting of KGHM Polska Miedź S.A., the following is resolved:

I. Andrzej Leganowicz is hereby elected as Chairman of the Extraordinary General Meeting.

II. This resolution comes into force on the date it is taken.

Number of shares on which valid votes were cast - 113 460 097, representing 56.73 % of the share capital.
Total number of valid votes – 113 460 097,
including votes "for" – 109 460 096, "against" - 0 and "abstaining" – 4 000 001.

Resolution No. 2/2009
of the Extraordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 9 December 2009

regarding: acceptance of the agenda of the Extraordinary General Meeting.

The Extraordinary General Meeting resolves the following:

I. The following agenda is hereby accepted:

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Dle 12/14

Exemption number: 82 4639

1. Opening of the Extraordinary General Meeting.
2. Election of the Chairman of the Extraordinary General Meeting.
3. Verification of the legality of convening the Extraordinary General Meeting and its authority to adopt resolutions.
4. Acceptance of the agenda.
5. Adoption of a resolution on changes in the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin.
6. Closing of the General Meeting.

II. This resolution comes into force on the date it is taken.

Number of shares on which valid votes were cast - 113 460 097, representing 56.73 % of the share capital.
Total number of valid votes – 113 460 097,
including votes "for" – 113 460 096, "against" – 0 and "abstaining" – 1.

At the request of shareholders the Chairman of the Extraordinary General Meeting of KGHM Polska Miedź S.A. ordered a vote on a request respecting the manner of voting on the changes to the Statutes.
Following this voting, and after the results were provided to the Chairman of the General Meeting, he stated that *in open voting, 113 460 097 valid votes were cast on 113 460 097 shares, representing 56.73% of the share capital, of which 92 267 526 were cast as „for", 0 votes were cast as „against" and 21 192 571 votes were cast as „abstained"* and a resolution was adopted on the separate voting on changes to individual paragraphs of the Statutes – in accordance with the proposed changes in the announcement on the convening of this General Meeting (resolution no. 3/2009).

Resolution No. 4/2009
of the Extraordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 9 December 2009

regarding: changes in the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin.

Acting on the basis of art. 430 § 1 of the Commercial Partnerships and Companies Code and § 29 sec. 1 point 5) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the Extraordinary General Meeting of KGHM Polska Miedź S.A. hereby adopts a resolution with the following wording:

I. The Statutes of the Company are changed in the following way:

1. In § 23 of the Statutes, sec. 2^1 is introduced with the following wording:
„The State Treasury may convene an Ordinary General Meeting if the Management Board did not convene it within the statutory timeframe and an Extraordinary General Meeting if it considers its convening as warranted."

II. The Supervisory Board of the Company is authorised to establish a uniform text for the Statutes reflecting the above changes.

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III. This resolution comes into force on the date it is taken, with effect from the date of registration of changes in the Statutes in the Register of Entrepreneurs of the National Court Register.

Number of shares on which valid votes were cast - 113 460 097, representing 56.73 % of the share capital.
Total number of valid votes – 113 460 097,
including votes "for" – 90 436 612, "against" – 22 023 479 and "abstaining" – 1 000 006.

Resolution No. 5/2009
of the Extraordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 9 December 2009

regarding: changes in the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin.

Acting on the basis of art. 430 § 1 of the Commercial Partnerships and Companies Code and § 29 sec. 1 point 5) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the Extraordinary General Meeting of KGHM Polska Miedź S.A. hereby adopts a resolution with the following wording:

I. The Statutes of the Company are changed in the following way:

1. In § 25 sec. 1 is given the following wording:
„Subject to any exceptions provided for by law, the General Meeting may adopt resolutions if at least 1/4 of the share capital is represented."

II. The Supervisory Board of the Company is authorised to establish a uniform text for the Statutes reflecting the above changes.

III. This resolution comes into force on the date it is taken, with effect from the date of registration of changes in the Statutes in the Register of Entrepreneurs of the National Court Register.

Number of shares on which valid votes were cast - 113 460 097, representing 56.73 % of the share capital.
Total number of valid votes – 113 460 097,
including votes "for" – 95 436 612, "against" – 18 023 484 and "abstaining" – 1.

Resolution No. 6/2009
of the Extraordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 9 December 2009

regarding: changes in the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin.

Acting on the basis of art. 430 § 1 of the Commercial Partnerships and Companies Code and § 29 sec. 1 point 5) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the Extraordinary General Meeting of KGHM Polska Miedź S.A. hereby adopts a resolution with the following wording:

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Exemption number: 82 4639

I. The Statutes of the Company are changed in the following way:

1. In § 28 sec. 2 is given the following wording:
„The General Meeting shall adopt a bylaw setting forth in detail the procedure in which meetings are to be conducted. The resolution of the General Meeting requires a ¾ majority of votes cast."

II. The Supervisory Board of the Company is authorised to establish a uniform text for the Statutes reflecting the above changes.

III. This resolution comes into force on the date it is taken, with effect from the date of registration of changes in the Statutes in the Register of Entrepreneurs of the National Court Register.

Number of shares on which valid votes were cast - 113 460 097, representing 56.73 % of the share capital.
Total number of valid votes – 113 460 097,
including votes "for" – 90 436 612, "against" – 22 023 479 and "abstaining" – 1 000 006.

Resolution No. 7/2009
of the Extraordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 9 December 2009

regarding: changes in the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin.

Acting on the basis of art. 430 § 1 of the Commercial Partnerships and Companies Code and § 29 sec. 1 point 5) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the Extraordinary General Meeting of KGHM Polska Miedź S.A. hereby adopts a resolution with the following wording:

I. The Statutes of the Company are changed in the following way:

1. In § 29 of the Statutes, sec. 4 is introduced after sec. 3 with the following wording:
„The matters set forth in sec. 1 points 6), 8) and 13) require a resolution of the General Meeting adopted by a ¾ majority of votes cast."

II. The Supervisory Board of the Company is authorised to establish a uniform text for the Statutes reflecting the above changes.

III. This resolution comes into force on the date it is taken, with effect from the date of registration of changes in the Statutes in the Register of Entrepreneurs of the National Court Register.

Number of shares on which valid votes were cast - 113 460 097, representing 56.73 % of the share capital.
Total number of valid votes – 113 460 097,
including votes "for" – 90 436 617, "against" – 22 023 479 and "abstaining" – 1 000 001.

MW

Exemption number: 82 4639

Resolution No. 8/2009
of the Extraordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 9 December 2009

regarding: changes in the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin.

Acting on the basis of art. 430 § 1 of the Commercial Partnerships and Companies Code and § 29 sec. 1 point 5) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the Extraordinary General Meeting of KGHM Polska Miedź S.A. hereby adopts a resolution with the following wording:

I. The Statutes of the Company are changed in the following way:

1. § 30 of the Statutes is given the following wording:
„The subject of the Company's activity may be changed without the obligation to purchase shares if a resolution of the General Meeting is adopted by a ¾ majority of votes cast in the presence of persons representing at least half of the share capital."

II. The Supervisory Board of the Company is authorised to establish a uniform text for the Statutes reflecting the above changes.

III. This resolution comes into force on the date it is taken, with effect from the date of registration of changes in the Statutes in the Register of Entrepreneurs of the National Court Register.

Number of shares on which valid votes were cast - 113 460 097, representing 56.73 % of the share capital.
Total number of valid votes – 113 460 097,
including votes "for" – 90 436 612, "against" – 22 023 484 and "abstaining" – 1 000 001.

Resolution No. 9/2009
of the Extraordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 9 December 2009

regarding: changes in the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin.

Acting on the basis of art. 430 § 1 of the Commercial Partnerships and Companies Code and § 29 sec. 1 point 5) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the Extraordinary General Meeting of KGHM Polska Miedź S.A. hereby adopts a resolution with the following wording:

I. The Statutes of the Company are changed in the following way:

1. In § 35 of the Statutes, the following sections are introduced after sec. 4:
„5. The Management Board of the Company is authorised to adopt resolutions in the matter of an interim payment to shareholders on the anticipated dividend at the end of the financial year, if the Company is in the possession of sufficient funds for said payment. The payment of an interim dividend requires the approval of the Supervisory Board.

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6. The Company may make an interim payment on the anticipated dividend, if its approved financial statements for the prior financial year show a profit. The interim dividend may represent at most half of the profit earned since the end of the prior financial year, as shown in the financial statements audited by a certified auditor, and increased by the reserve capitals created from profit, which, for the purpose of payment of the interim dividend, may be appropriated by the Management Board, and decreased by uncovered losses and treasury shares."

II. The Supervisory Board of the Company is authorised to establish a uniform text for the Statutes reflecting the above changes.

III. This resolution comes into force on the date it is taken, with effect from the date of registration of changes in the Statutes in the Register of Entrepreneurs of the National Court Register.

Number of shares on which valid votes were cast - 113 460 097, representing 56.73 % of the share capital.
Total number of valid votes – 113 460 097,
including votes "for" – 95 436 612, "against" – 18 023 484 and "abstaining" – 1.

Legal basis: § 38 sec. 1 point 7 of the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state (Journal of Laws from 2009 No. 33, item 259 with subsequent amendments)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

I WICEPREZES ZARZĄDU

Maciej Tybura

The report is available on the website of the Company: www.kghm.pl

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